Justin Boswick

FEATURE FILMS/TV

Crossroads (TV Show) - Assistant Location Manager (L.A. Unit) (exp. 2020) *LM: Omar Masmoudi*
Dune - Locations Dept. Production Assistant (exp. 2020) *LM: Leann Emmert*
Malignant - Locations Dept. Production Assistant (exp. 2020) *LM: Leann Emmert*
Space Jam 2 - Environmental Production Assistant (exp. 2021) *Warner Bros.*
Birds of Prey - Locations Dept. Production Assistant (2020) *LM: Ilt Jones*
"The Shades" (TV Pilot) - 2nd AC (2018) *DP: Till Neumann*
Shanty Town - Assistant Cinematographer (2018) *Yellow Pad Productions*

MUSIC VIDEOS/SHORT FILMS/COMMERCIALS

Where's Rose: Sizzle Reel - Producer (2019) *Dir. John Mathis*
"Sorrow" by Plasi - Director of Photography (2019) *Dir. John Mathis*
"So Cool" by Mannequin Online - Production Designer (2019) *Dir. John Mathis*
"Resurrection" by Luke Gawne - 1st AC (2019) *Dir. John Mathis*
Offensive Fashion Promos - Director/Editor (2018)9 *Offensive Clothing Company*
Alma - Props Master (2018) *UNCSA Thesis Film*
Idlewild - Grip (2018) *UNCSA Thesis Film*
"Blame Paradise" by The Dear Hunter - Production Designer (2017) *Silent Flight Productions*
"A Dream in Static" by Earthside - Grip/Electrician (2017) *Silent Flight Productions*
Shades - Art Department Coordinator (2017) *UNCSA Thesis Film in VR*
Cypress Tree - Key Production Assistant (2017) *UNCSA Thesis Film*
about them. - Director/Writer/Editor (2017) *Independent shot on Sony A7S-II*
"Gloria" by The Dear Hunter - Production Assistant (2016) *Silent Flight Productions*

ADDITIONAL PRODUCTION

JustinBoswick.com - Freelance Videographer/Photographer (2015-Present)
Soleil Magazine - Lead Photographer on Fashion Editorial (2017)
Silverstein Properties - Commercial Videographer/Editor (2017)
Tangible Little Moments - Photography Intern (2016)
GFL TV - Intern (2015-2016)

SKILLS

Adobe Premiere, Adobe Photoshop, Adobe Lightroom, Davinci Resolve, DSLR Photography, 35mm Film Photography, Wordpress.com, Scenechronize.com, Screenplay Breakdowns, Narrative Screenwriting, Locations Management, Swimming, Stand-up Comedy, Lacrosse, Baseball, Football

EDUCATION

University of North Carolina School of the Arts
Film Production "Directing/Screenwriting" Attended from 2016-2018, GPA: 3.65

References Available Upon Request